Contact

www.linkedin.com/in/mqhazolla (LinkedIn)

Top Skills

Architectural Design
Submittals
Revit

Milan Hanacek

Founder at Azolla Inc.
Oakland, California, United States

Summary

An unrelenting dreamer, I refuse to accept that my goals are unattainable.
I have been mentored by extraordinary people who showed me how bold ideas bordering on impossible can be achieved despite others saying that it can't be done, it shouldn't be done, it mustn't be done.
To create earth-shattering things ordinary means cannot be employed,
now I am working on the greatest dream I've had since I was a boy, a dream to make things without tearing nature apart.
It's so bold that I've been thinking - could it be done?
This time, the extraordinary people I have the fortune to be working with tell me - it can, and it will!

Experience

Azolla.tech
Founder
January 2020 - Present (3 years 11 months)
San Francisco Bay Area

AECOM
Design Manager PMSS
June 2016 - May 2021 (5 years)
San Francisco, CA

Managing design and construction of the new $2.4 billion Terminal T1Center at San Francisco International Airport. The T1 Redevelopment Program adds 1.13 million square feet (105 000 m2) to serve 7.5 million passengers annually.
The terminal has been growing at a rate of $2-3 Million a day - impressive achievement by a truly great team. All of the 25 gates are now open, new check-in areas for American, Southwest and JetBlue airlines, not even Covid-19 can derail the efforts of a so many great people.

Architectural Dimensions
Project Architect
September 2014 - June 2016 (1 year 10 months)
Oakland, CA

Project Architect for Mid-rise and high-rise hotels, including San Francisco's Virgin Hotel, only the second property in the Virgin Hotels portfolio.

Bechtel Corporation
Senior Project Development Architect
February 2013 - September 2014 (1 year 8 months)
San Francisco

Programming and design of a campus of 27 buildings for an Anadarko Area 1 integrated gas fields development project in Mozambique, front end engineering and design (FEED). Estimated construction value of US$ 6 Billion.

Peer review of design for international conferencing and cultural center L'Assemblee Radieusse in Libreville, Gabon.

SBC Inc.
Project Architect
January 2012 - December 2012 (1 year)
San Francisco

Project Architect all the time, Project Manager most of the time and Job Captain on top of it all - no time management script has been written for this many roles at the same time. 59 hour average weeks for 9 months - that was grueling.
Directed development of design for 17 story 273 apartment building South of Market and launched construction phase. Design-Build. project delivery with a great team of a sophisticated nation-wide developer that was also acting as a General Contractor, and dedicated group of great sub-contractors.

JRDV Architects
Project Architect
March 2011 - January 2012 (11 months)
Oakland, California

Schematic Design of a highly branded place, a mixed use shop-house style development in complex regulatory and political environment of Kuala Lumpur, Malaysia.

Urban campus of eight four story buildings with unique pedestrian shopping synergy serviced by ample streets hemmed by arcades, all interconnected by second level "elevated retail streets". The project was activated by a large semicircular plaza & pedestrian streets. Two level high-end tall parking and support facility below grade, under entire campus, underpins rich activities above.

Pyatok Architects, Inc
Sr. Project Architect
August 2008 - July 2009 (1 year)

University of California-Merced: Student Housing 3, a $30 Million wood frame project, 2 four-story buildings,100,000 SF (9,300 m2) fast-track delivery w/ a CM acting as a GC. Design Excellence Award from the AIA Sierra Valley.

Heller Manus Architects
Project Architect/Senior Designer & Detailer
March 2005 - July 2008 (3 years 5 months)

The Infinity, San Francisco - two 41 & 43 story towers & two 9 &10 story podia - CDs: core & shell of podia detailing
555 Mission St. San Francisco, 37 story office bldg. - CDs: core & shell detailing
10th & Market St., San Francisco – two 36 & 21 story towers & two 10 &14 story podia - DDs: curtain wall design
500 Pine St., San Francisco – 5 story office bldg. - CDs: core & shell detailing, stone precast, window and curtain wall
1080 Dongdaming Rd, Shanghai, 43 story Office tower- SDs: curtain wall detailing
Orchid Tree, Scottsdale, AZ – four 4-6 story condo bldgs., SDs: unit layout & shell design
55 Page St., San Francisco – 9 story condo bldg.- CDs: shell details
340 Fremont St., San Francisco – 26 story condo bldg. - SDs: unit layout, coordination of design, Planning Approval & support of sale to investors
1 Ecker Place, San Francisco – 4 story condo bldg.: permit set for upgrade of existing office bldg in preparation for conversion to condos

Pyatok Architects, Inc.
Designer/Consultant
2003 - 2008 (5 years)

Simi Valley Senior Housing: Schematic Design
Wood Street Appartemnts, Oakland, CA: Schematic Design

Bechtel Corporation
Project Architect
2003 - 2005 (2 years)

Curacao International Airport, Netherlands Antilles

New Doha International Airport, Doha, Qatar

Plantronics Office Building & Plant, China

Pueblo Chemical Agent Destruction Facility, CO

Tom Eliot Fisch
Architect
2000 - 2003 (3 years)

Kaplan McLaughlin Diaz
Intermediate Architect/ Job Captain
April 1994 - May 1998 (4 years 2 months)

SDs, DDs and CDs for these projects: Tom Bradley Int'l terminal at LAX;
Merdeka Square Garden on Borneo; Klamath County Courthouse &
Aministration buildings; Kookmin Bank HQs in Seoul; Kyoto Design Center,
Kyoto; Two Rodeo Drive in LA; One Colorado Drive in Pasadena,

Hertzka & Knowles
Architect
1989 - 1994 (5 years)

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Education

Kent State University
5 year BS degree in Architecture, BS in Pre-Med & Zoology; · (1982 - 1989)